SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

TAL INTERNATIONAL GROUP, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE

(Title of Class of Securities)

874083 10 8

(CUSIP Number)

TAL INTERNATIONAL GROUP, INC.

100 MANHATTANVILLE ROAD

PURCHASE, NEW YORK 10577-2135

ATTENTION: MARC PEARLIN

VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

(914) 251-9000

with a copy to:

PHILIP O. BRANDES

MAYER BROWN LLP

1675 BROADWAY

NEW YORK, NEW YORK 10019-5820

(212) 506-2500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 30, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP NO.: 874083 10 8     13D

1	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

JZ CAPITAL PARTNERS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) [_]

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (SEE ITEM 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)	[_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

GUERNSEY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7	SOLE VOTING POWER

1,380,498 (SEE ITEMS 5 AND 6)

8	SHARED VOTING POWER

19,493,383 (SEE ITEMS 5 AND 6)

9	SOLE DISPOSITIVE POWER

1,380,498 (SEE ITEMS 5 AND 6)

10	SHARED DISPOSITIVE POWER

0

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11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

1,380,498 (SEE ITEMS 5 AND 6)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%

14	TYPE OF REPORTING PERSON

OO

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The information set forth herein regarding percentages of beneficial ownership is based upon the number of shares of common stock, par value $0.001 per share (the “Common Stock”) of TAL International Group, Inc., a Delaware corporation (the “Company”) outstanding as of May 1, 2009, as reported in the Company’s Quarterly Report on Form 10-Q for the Quarter ended March 31, 2009.

ITEM 1. SECURITY AND ISSUER

The title and class of equity securities to which this statement on Schedule 13D relates is the Common Stock of the Company. The Company’s principal executive offices are located at 100 Manhattanville Road, Purchase, New York 10577-2135.

ITEM 2. IDENTITY AND BACKGROUND

This statement on Schedule 13D is being filed by JZ Capital Partners Limited (“New JZEP”).

New JZEP is a closed-ended investment company that was incorporated in Guernsey on April 14, 2008. Its registered office is 2nd Floor, Regency Court, Glategny Esplanade, St Peter Port, Guernsey GY1 3NQ.

New JZEP’s corporate objective is to create a portfolio of investments in businesses primarily in the United States. New JZEP’s present investments include Micro-Cap Buyouts, mezzanine loans (sometimes with equity participations) and high yield securities, senior secured debt and second lien loans and other debt and equity opportunities, including distressed debt and structured financings, derivatives and opportunistic purchases of publicly traded securities.

New JZEP has entered into an investment advisory and management agreement (the “Advisory Agreement”) with Jordan/Zalaznick Advisers, Inc. (the “Investment Adviser”), a Delaware corporation based in New York. Subject to the overall supervision of the board of directors, the Investment Adviser acts as the investment manager to New JZEP and manages the investment and reinvestment of the assets of New JZEP in pursuit of the investment objective of New JZEP and in accordance with the investment policies and investment guidelines from time to time of New JZEP and any investment limits and restrictions notified by the board (following consultation with) the Investment Adviser.

New JZEP is governed by a board of independent directors, comprised of David Macfarlane (Chairman), David Allison, Patrick Firth, James Jordan and Tanja Tibaldi, who share overall supervision of the Investment Adviser, including its shared voting and investment power over the shares held by New JZEP. Each of the directors is considered by the board to be independent of the Investment Adviser. Messrs. Macfarlane, Allison and Firth are each citizens of the United Kingdom. Mr. Jordan is a citizen of the United States. Ms. Tibaldi is a dual citizen of Sweden and Switzerland. Their business address is 2nd Floor, Regency Court, Glategny Esplanade, St Peter Port, Guernsey GY1 3NQ. The present principal occupation of each of the directors is as follows:

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Director	Principal Occupation

David Macfarlane	Senior Director of TurfTrax plc
David Allison	Founding Member of Virtus Trust Limited
Patrick Firth	Managing Director of Butterfield Fulcrum Group

(Guernsey) Limited

James Jordan	Private Investor
Tanja Tibaldi	Director, Triple Eight Limited

TurfTrax plc is the holding company for a group of companies originating and distributing data and data products to enhance horse racing, and the products of the associated betting industry and media suppliers and its address is Ground Floor, Unit 6, Marlborough Road, Colmworth Business Park, Eaton Socon, St Neots, Cambridgeshire, England PE19 8YP, United Kingdom. Virtus Trust Limited is an international fiduciary, corporate services and investment consulting business and its address is P.O. Box 634, Bordeaux Crt, Les Echelons, St Peter Port, Guernsey, GY1 3DR. Butterfield Fulcrum Group (Guernsey) Limited is in the business of fund administration and its address is P.O. Box 211, Regency Court, Glategny Esplanade, St Peter Port, Guernsey GY1 3NQ. The address of James Jordan is 11 Fifth Avenue, Apt 5E, New York, NY 10003. Triple Eight Limited is a privately held investment company with an address at 108 rue de berima, Marrakech, Morocco.

Each of New JZEP and the persons named in this Item 2 has not, during the past five years, been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

As discussed in Item 6 below, New JZEP entered into the Shareholders Agreement (as defined in Item 6 hereof) with certain other parties pursuant to which New JZEP and the other parties thereto agreed, among other things, to vote their shares of Common Stock for certain designees to the Company’s board of directors. New JZEP is making this separate filing on Schedule 13D in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is solely responsible for the information contained in this separate filing. New JZEP believes that the other parties to the Shareholders Agreement, where required, have filed separately on Schedule 13D or Schedule 13G, as applicable.

The foregoing references to, and descriptions of, the Shareholders Agreement are qualified in their entirety by reference to the Shareholders Agreement, the terms of which are incorporated herein by reference to Exhibit 99.1 hereto.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information included in response to Item 4 is specifically incorporated herein by reference.

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ITEM 4. PURPOSE OF TRANSACTION

By a special resolution of the shareholders of JZ Equity Partners plc (“Old JZEP”) on June 30, 2008, the shareholders of Old JZEP approved the re-domiciliation of Old JZEP from the United Kingdom to Guernsey (the “Scheme”). Pursuant to the terms of the Scheme, Old JZEP transferred substantially all of its assets, including 1,380,498 shares of Common Stock of the Company to New JZEP, a newly formed Guernsey-incorporated closed-ended investment company and successor to Old JZEP. In accordance with the terms of the Scheme, no funds were used by New JZEP in connection with the transfer and no price was specifically allocated to the transfer of the shares of Common Stock pursuant thereto.

New JZEP holds the shares of Common Stock to obtain the opportunity to profit from its investment in the Company. New JZEP will monitor this investment in the Company with a view towards maximizing its value.

New JZEP may, from time to time, acquire additional shares of Common Stock (subject to the availability of shares at prices deemed favorable by New JZEP), dispose of shares of Common Stock (subject to the transfer restrictions set forth in the Shareholders Agreement described in Item 6), engage in discussions with other stockholders or third parties or undertake actions that involve a combination of the foregoing.

Although the foregoing represents the possible activities presently contemplated by New JZEP with respect to the Company and the Common Stock, it should be noted that the possible activities of New JZEP are subject to change at any time and there is no assurance that New JZEP will actually undertake any of the foregoing.

Additional information is included in the response to Item 6 of this Schedule 13D, which Item is incorporated herein by reference.

Except as set forth above, New JZEP has no present plans or proposals that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

New JZEP directly owns 1,380,498 shares of Common Stock, which represent approximately 4.4% of the aggregate number of shares of Common Stock issued and outstanding as of May 1, 2009.

Based upon the Schedule 13D filed by Resolute Fund Partners, LLC on October 26, 2005, the Resolute Fund, L.P., The Resolute Fund Singapore PV, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P. and The Resolute Fund NQP, L.P. (the “Resolute Funds”) directly own 11,384,766 shares, 447,689 shares, 537,227 shares, 447,689 shares and 13,430 shares of Common Stock, respectively, which in the aggregate represent approximately 40.9% of the aggregate number of shares of Common Stock issued and outstanding as of May 1, 2009. Resolute Fund Partners, LLC, as the sole general partner of each

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of the Resolute Funds, is deemed the beneficial owner of those shares of Common Stock. The Resolute Funds have not effected any transactions in Common Stock during the past sixty days.

Based upon Amendment No. 2 to Schedule 13D filed by Fairholme Capital Management, L.L.C. on April 24, 2009, Fairholme Partners, L.P., Fairholme Ventures II, LLC and Fairholme Holdings, Ltd. directly own 812,332 shares, 812,132 shares and 812,233 shares of Common Stock, respectively, which in the aggregate represent approximately 7.8% of the aggregate number of shares of Common Stock issued and outstanding as of May 1, 2009. Fairholme Partners, L.P., Fairholme Ventures II, LLC and Fairholme Holdings, Ltd. have not effected any transactions in Common Stock during the past sixty days.

Based upon the Schedule 13D filed by Edgewater Private Equity Fund III, L.P. on October 27, 2005, Edgewater Private Equity Fund III, L.P. and Edgewater Private Equity Fund IV, L.P. directly own 190,085 shares and 1,190,412 shares of Common Stock, respectively, which in the aggregate represent approximately 4.4% of the aggregate number of shares of Common Stock issued and outstanding as of May 1, 2009. Edgewater Private Equity Fund III, L.P. on October 27, 2005, Edgewater Private Equity Fund III, L.P. and Edgewater Private Equity Fund IV, L.P. have not effected any transactions in Common Stock during the past sixty days.

Based upon the Schedule 13D filed by Seacon Holdings Limited on October 27, 2005, Seacon Holdings Limited directly owns 1,464,890 shares of Common Stock, which represent approximately 4.7% of the aggregate number of shares of Common Stock issued and outstanding as of May 1, 2009. Seacon Holdings Limited has not effected any transactions in Common Stock during the past sixty days.

The Resolute Funds, Fairholme Partners, L.P., Fairholme Ventures II, LLC, Fairholme Holdings, Ltd., Edgewater Private Equity Fund III, L.P., Edgewater Private Equity Fund IV, L.P., Seacon Holdings Limited (each an “Other Group Member”) and New JZEP may together be deemed to constitute a “group” for purposes of Section 13(d) of the Exchange Act pursuant to the Shareholders Agreement. For purposes of this statement on Schedule 13D and except to the extent required to permit the Company to avail itself of the “controlled company” exception under the rules of the New York Stock Exchange, New JZEP disclaims beneficial ownership of shares of Common Stock held by each of the Other Group Members.

The foregoing references to, and descriptions of, the Shareholders Agreement are qualified in their entirety by reference to the Shareholders Agreement, the terms of which are incorporated herein by reference to Exhibit 99.1 hereto.

To the knowledge of New JZEP, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock in connection with the transactions described in this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

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The Company, Old JZEP, the Resolute Funds, Fairholme Partners, L.P., Fairholme Ventures II, LLC, Fairholme Holdings, Ltd., Edgewater Private Equity Fund III, L.P., Edgewater Private Equity Fund IV, L.P., Seacon Holdings Limited and certain management stockholders previously entered into an Amended and Restated Shareholders Agreement (the “Shareholders Agreement”) setting forth certain rights and restrictions relating to the ownership of shares of Common Stock. On November 1, 2008, New JZEP became a party to the Shareholders Agreement. The Shareholders Agreement provides that, certain parties thereto (which parties collectively own 19,493,383 shares of Common Stock, which represent approximately 62.2% of the aggregate number of shares of Common Stock issued and outstanding as of May 1, 2009) will vote their respective shares such that the Company’s board of directors will be comprised of eleven directors consisting of:

•	seven individuals designated by The Resolute Fund, L.P.;
•	for so long as Seacon Holdings Limited and its permitted transferees own at least 5% of Common Stock, one individual designated by Seacon Holdings Limited; and
•	three independent directors designated by the Company’s corporate governance and nominating committee.

Additionally, the Shareholders Agreement provides that, subject to certain permitted transfers, no party thereto may transfer any shares of Common Stock (other than any such shares acquired pursuant to open market transactions or pursuant to equity or option awards that are granted under the Company’s incentive plans) in excess of the shares of Common Stock received by such party in connection with the conversion of the Company’s Series A 12.0% cumulative senior preferred stock, which automatically converted into Common Stock upon the closing of the Public Offering, until the earlier of the fifth anniversary of the consummation of the Public Offering or such earlier time as the parties thereto shall have collectively transferred at least 90% of the aggregate number of shares of Common Stock received by all such parties in connection with the conversion of the Company’s Series A 12% cumulative senior preferred stock.

The foregoing references to, and descriptions of, the Shareholders Agreement are qualified in their entirety by reference to the Shareholders Agreement, the terms of which are incorporated herein by reference to Exhibit 99.1 hereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Amended and Restated Shareholders Agreement, dated as of October 11,

2005, by and among TAL International Group, Inc., The Resolute Fund, L.P., The Resolute Fund Singapore PV, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P., The Resolute Fund NQP, L.P., JZ Equity Partners plc, Fairholme Partners, L.P., Fairholme Ventures II, LLC, Fairholme Holdings, Ltd., Edgewater Private Equity Fund III, L.P., Edgewater Private Equity Fund IV, L.P., Seacon Holdings Limited and certain management stockholders.

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Exhibit 99.2	Joinder to Shareholders Agreement, dated as of November 1, 2008, by and between JZ Capital Partners Limited and TAL International Group, Inc.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /s/ David W. Zalaznick__________
Name: David W. Zalaznick
Title: Investment Manager

Dated: July 23, 2009

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